Exhibit 99.4

[•] 2012

CHINA METRO-RURAL HOLDINGS LIMITED

WARRANT INSTRUMENT

relating to

Registered Warrants to subscribe for

Shares

of

China Metro-Rural Holdings Limited

Linklaters

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (852) 2842 4888

Facsimile (852) 2810 8133/2810 1695

Ref: L-202213

- i -

This Instrument by way of deed poll is made on [•] 2012 by:

CHINA METRO-RURAL HOLDINGS LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, with headquarters located at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong (the “Issuer”).

Whereas:

(A)	The Issuer proposes to issue 6,000,000 Warrants to the Warrantholders, which will be exercisable, on the terms and subject to the conditions set forth herein, for 6,000,000 ordinary shares of the Issuer, par value US$0.001 per share (the “Shares”).

(B)	The Warrants are to be in registered form and will be issued to each Warrantholder in definitive form.

Now this Instrument WITNESSES as follows:

1	Interpretation

1.1	Definitions:

Unless the context otherwise requires, capitalised terms used in this Instrument shall have the meanings given to them in the terms and conditions of the Warrants set out in Schedule 2 (and any reference to a particularly numbered Condition shall be construed accordingly) (the “Conditions”) and the provisions in Clause 1.2 shall apply. Notwithstanding the foregoing, the following expressions shall have the following meanings:

“Affiliate” means with respect to any party, any company which is a subsidiary, or a holding company of that party, or any subsidiary of any such holding company, or which it directly or indirectly Controls, is Controlled by or under direct or indirect Control with such party or company.

“Board of Directors” means the board of directors of the Issuer.

“business day” means (other than in Condition 3 and Schedule 4) a day (other than a Saturday or Sunday) on which commercial banks in Hong Kong are open for business.

“Certificates” means a definitive certificate issued in respect of the Warrants in the form set out in Schedule 1.

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of share capital, possession of voting rights, by contract or otherwise, and “Controller”, “Controlled”, “Controlling” and “Controls” shall be construed accordingly.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Instrument” means this Instrument (as from time to time modified in accordance with this Instrument) and any other document executed in accordance with this Instrument (as from time to time so modified) and expressed to be supplemental to this Instrument.

“Initial Warrantholders” means Willis Plus Limited.

“Issue Date” means the issue date of the Warrants as set out and defined in the Conditions.

“Listing Rules” means the applicable rules and regulations of the NYSE.

“Majority Warrantholders” means, at any time, any one or more holders holding Warrants or being proxies or representatives in respect of Warrants and representing, in the aggregate, more than 50 per cent. of the aggregate number of all Warrants then unexercised.

“NYSE MKT” means NYSE MKT LLC (formerly known as NYSE Amex LLC).

“person” or “Person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity).

“Registrar” means Butterfield Fulcrum Group (Cayman) Limited at its specified office outside Hong Kong and the United Kingdom (currently at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands, and, upon any change to such specified office, the Issuer shall promptly give notice in writing to the Warrantholders in accordance with Condition 13 and the term “specified office” in respect of the Registrar shall be construed accordingly).

“Subsidiary” of any person means (a) any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or (b) any company or other business entity which at any time has its accounts consolidated with those of that person or which, under the law, regulations or generally accepted accounting principles of the jurisdiction of incorporation of such person from time to time, should have its accounts consolidated with those of that person.

“Shareholder” means a person in whose name a Share is registered.

“Taxes” means any taxes or capital, stamp, issue and registration and transfer duties.

“unexercised” means, in relation to the Warrants, all the Warrants issued except (a) those in which the Exercise Right has been duly exercised and discharged in accordance with the Conditions (and, for the avoidance of doubt, a Warrant in respect of which an Exercise Right has occurred shall be deemed to remain unexecuted until the Exercise Right has been satisfied and discharged even if the holder is removed from the Register during the exercise process), (b) those which have been purchased and cancelled as provided in the Conditions, and (c) those mutilated, destroyed or defaced Warrants which have been surrendered and cancelled and in respect of which replacement Warrants have been issued pursuant to the Conditions; provided that for the purposes of determining how many Warrants are unexercised for the purposes of the Conditions, those Warrants which are beneficially held by or on behalf of the Issuer or any of its Subsidiaries and not yet cancelled shall be deemed not to remain unexercised.

“United States” means the United States of America.

“Warrantholder” or, in respect of a Warrant, “holder” means a person or persons who is or are for the time being registered as the holder of a Warrant.

“Warrants” comprises of the 6,000,000 warrants exercisable, on the terms and subject to the Conditions, for subscription of an aggregate of 6,000,000 Shares at the initial exercise price of US$ 1.2973 per Share, subject to adjustment and which are in registered form and will be issued hereunder in or substantially in the form set out in Schedule 1 and for the time being remaining unexercised or, as the context may require, a specific number thereof and includes any replacement Warrant or Warrants issued pursuant to Condition 3.

1.2	Construction of Certain References

References to:

1.2.1	costs, charges or expenses include any withholding, value added, turnover or similar tax charged in respect thereof;

1.2.2	a contract or document is to that contract or document as amended, novated, supplemented, restated or replaced from time to time;

1.2.3	any person shall include its successors in title, permitted assigns and permitted transferees;

1.2.4	any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the Issue Date; (b) any past statute or statutory provision or listing rules (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision;

1.2.5	an action, remedy or method of judicial proceedings for the enforcement of rights of creditors include references to the action, remedy or method of judicial proceedings in jurisdictions other than Hong Kong as shall most nearly approximate thereto; and

1.2.6	“US$”, “US dollar” or “US dollars” means US dollars, the lawful currency of the United States.

1.3	Headings

Headings and subheadings shall be ignored in construing this Instrument.

1.4	Schedules

The Schedules are part of this Instrument and have effect accordingly.

2	Form of the Warrants; Issue of the Warrants

2.1	Warrants

The Issuer hereby irrevocably and unconditionally grants to the Initial Warrantholders 6,000,000 Warrants exercisable into 6,000,000 Shares in accordance with, and subject to, the terms of this Instrument. The Warrants will be issued by the Issuer in registered form with the full benefit of this Instrument and the Conditions. The Issuer shall deliver Certificates in respect of the Warrants to or to the order of each Initial Warrantholder and procure the Registrar to make such entries of Warrants in the register of Warrantholders as appropriate.

2.2	Signature

The Certificates will be signed and sealed or signed manually, by a director of the Issuer and the Certificates will be authenticated by or on behalf of the Registrar. The Issuer may use the signature of a person who at the time of issue of any Certificates is such a director of the Issuer even if at the time of delivery of such Certificates he no longer holds that office. Certificates so executed and authenticated will be binding and valid obligations of the Issuer.

2.3	Issue

Issue and delivery of the Warrants shall be complete on the issue and delivery of the Certificates to or to the order of each Warrantholders and completion of the register of Warrantholders by or on behalf of the Registrar.

2.4	Entitlement to treat holder as owner

A Warrantholder will (except as otherwise required by law or so ordered by a court of competent jurisdiction) be treated as the absolute owner of a Warrant registered in his name for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any equitable or other interest in it or any writing on or the theft or loss of the Certificate issued in respect of it) and no person (including the Issuer) will be liable for so treating the holder.

3	Taxes

The Issuer will pay any Taxes, including interest and penalties, payable in the British Virgin Islands, Hong Kong and the place of the Relevant Stock Exchange in respect of the creation, issue and offering of the Warrants and the execution or delivery of this Instrument or any Certificates.

A Warrantholder exercising Exercise Rights must pay directly to the relevant authorities any Taxes arising on such exercise (other than any Taxes payable in the British Virgin Islands, Hong Kong and in the place of the Relevant Stock Exchange in respect of the deposit of Certificates for the exercise of the Warrants, the allotment and issue and delivery of Shares following such deposit and the listing and admission to trading of such Shares on the Relevant Stock Exchange on exercise, which, in each case, shall be payable by the Issuer) and such Warrantholder must pay all, if any, taxes arising by reference to the disposal or deemed disposal of a Warrant in connection with such exercise (“Exercise Taxes”). The Issuer will pay all other expenses arising on the issue of Shares on exercise of Warrants

(including all expenses in respect of the listing and admission to trading of such Shares on the Relevant Stock Exchange) and all charges of the share transfer agent for the Shares. The Warrantholder (and, if applicable, the person other than the Warrantholder to whom the Shares are to be issued) must provide the Issuer with written confirmation of payment in the Exercise Notice of payment of the foregoing to the relevant tax authorities in settlement of Taxes and the Exercise Taxes payable by it pursuant to this Clause 3 as a condition precedent to exercise of the Warrants.

4	Adjustments

The Exercise Price and the number of Shares deliverable on exercise of each Warrant and any other variable relevant to the exercise, settlement, payment or other terms of the Warrant shall be subject to adjustment in accordance with Condition 6.

5	General Covenants

5.1	The Issuer undertakes that so long as any Exercise Right is, or is capable of being or becoming, exercisable, save with the approval of the Majority Warrantholders:

(a)	Reorganisation: Notwithstanding any other provision herein, in the case of a voluntary delisting of the Issuer from the NYSE MKT and/or proposed listing of the Issuer or any Affiliate on any Relevant Stock Exchange, the Issuer shall be permitted to undertake and effect any transfer, reorganisation or disposal of, or any other change to, the holding structure, assets or undertakings of the business which is necessary or required for the purposes of an initial public offering of the Issuer including without limitation use of an entity other than the Issuer as a listing vehicle, provided that if any listing vehicle other than the Issuer is used in respect of any initial public offering of all or a substantial part of the Issuer’s business, the Issuer shall ensure that the Warrants are, at the cost of the Issuer, substituted for, or replaced with, equivalent securities issued by such other listing vehicle with equivalent securities and guarantees, on substantially the same terms such that the economic and/or investment rights and benefits of the Warrantholders under the Warrants shall be preserved to the fullest extent;

(b)	Information to Warrantholders: the Issuer will deliver (at the Issuer’s expense) to the Warrantholders in accordance with Condition 13:

(i)	as soon as practicable after being so issued, any information issued to shareholders of the Issuer pursuant to the listing rules of the Relevant Stock Exchange, including, without limitation, every statement of income, balance sheet and cash flow statement;

(ii)	within 14 days after the audited or unaudited financial statements of the Issuer are made available to the Issuer’s shareholders and also within 14 days after any request by any Warrantholder, it will send to each Warrantholder a certificate signed by two directors of the Issuer confirming those Subsidiaries of the Issuer which as at the last day of the immediately preceding financial year of the Issuer, or as at the date specified in such request, were its Subsidiary Guarantors, and such certificate shall, in the absence of manifest error, be conclusive and binding on the Issuer and the Warrantholders;

(iii)	promptly, any notice, statement or circular issued to the members or creditors (or any class of them) of the Issuer generally in their capacity as such; and

(iv)	subject to applicable law (including US securities law), such other information in relation to the Issuer or the Group as any Warrantholder should reasonably request;

(c)	Listing: (a) use its best endeavours to obtain and maintain a listing and admission to trading for all the Shares issued on the exercise of the Exercise Rights on the Relevant Stock Exchange, (b) use its best endeavours to secure approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such Shares may be validly issued or delivered upon conversion, and (c) will forthwith give notice to the Warrantholders in accordance with Condition 13 of the listing or delisting of the Shares (as a class) by the Relevant Stock Exchange;

(d)	Reduction of Issued Share Capital: it will not make any reduction of its issued ordinary share capital or any uncalled liability in respect thereof or of any share premium account or capital redemption reserve fund except, in each case, where the reduction is permitted by applicable law and provided always that the Issuer shall not be prohibited from purchasing its Shares to the extent permitted by law;

(e)	Limited Modification of Rights: it will not modify the rights attaching to the Shares with respect to voting, dividends or liquidation nor issue any other class of ordinary share capital carrying any rights which are more favourable than the corresponding rights attaching to Shares but so that nothing in this Clause 5.1(e) shall prevent (i) a consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa, (ii) a modification to the rights attaching to the Shares which is not, in the opinion of an Independent Investment Bank, materially prejudicial to the interests of the Warrantholders, (iii) the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form to certificated form) or the amendment of the articles of association of the Issuer to enable title to securities of the Issuer (including Shares) to be evidenced and transferred without a written instrument or any other alteration to the articles of association of the Issuer made in connection with the matters described in this Clause 5.1 or which are supplemental or incidental to any of the foregoing (including amendments made to enable or facilitate procedures relating to such matters and amendments dealing with the rights and obligations of holders of securities (including Shares) dealt with under such procedures) or (iv) any issue of equity share capital which results (or would, if the adjustment would be one per cent. or more of the Exercise Price then in effect, otherwise result) in an adjustment of the Exercise Price;

(f)	Notice: if, while any Exercise Right is or is capable of being or becoming exercisable, there shall be any adjustment to the Exercise Price, it shall promptly after the adjustment takes effect, give notice to the Registrar and the Warrantholders stating that the Exercise Price has been adjusted and setting out the event giving rise to the adjustment, the Exercise Price in effect before the adjustment, the adjusted Exercise Price and the effective date of the adjustment;

(g)	Closing of Register: unless so required by any applicable law or regulation, the listing rules of the Relevant Stock Exchange, or the articles of association of the Issuer or in order to establish a dividend or other right attaching to the Shares, it will not close its register of Shareholders or take any other action which prevents the transfer of its Shares generally and subject to registration of Form 3, ensure that the Warrants may be exercised legally and the Shares issued on exercise may (subject to any limitation imposed by law) be transferred (as between transferor and transferee although not as against the Issuer) at all times while the register is open, nor will the Issuer take any action which prevents the exercise of the Warrants or the issue of Shares in respect of them otherwise than in accordance with the Conditions;

(h)	Extend Offer: if an offer is made to all (or as nearly as may be practicable all) Shareholders, or all (or as nearly as may be practicable all) the Shareholders other than the offeror and/or any associate or associates of the offeror to acquire all or a majority of the issued equity share capital of the Issuer, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Warrantholders at the same time as any notice thereof is sent by the Issuer to its Shareholders (or as soon as practicable thereafter) stating the details concerning such offer or scheme and, where such an offer or scheme has been recommended by the board of directors of the Issuer or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the Warrantholders and the holders of any Shares issued during the period of the offer or scheme arising out of Exercise Rights;

(i)	Voluntary delisting from the NYSE MKT:

(A)	promptly notify the Warrantholders if any steps are taken to voluntarily delist from the NYSE MKT; and

(B)	consult with the Majority Warrantholders on such amendments to Condition 6 as they may reasonably require in the case of a voluntary delisting from the NYSE MKT for the purpose of giving to the Warrantholders the full benefit of the Warrants and the Conditions; and

(j)	Further Acts: so far as permitted by applicable law and regulations, do such further acts or things as may be necessary to give effect to this Instrument and the Warrants and to give the Warrantholders the full benefit of the Instrument and the Warrants.

For the above purposes, “equity share capital” means the share capital of a company excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution.

5.2	The Issuer undertakes to the Warrantholders that so long as any Exercise Right is, or is capable of being or becoming, exercisable:

(a)	it will reserve, free from any other pre-emptive or other similar rights, out of its authorised but unissued ordinary share capital the full number of Shares liable to be issued on exercise of the Warrants from time to time remaining unexercised and shall ensure that all Shares delivered on exercise of the Warrants will be duly and validly issued as fully-paid and non-assessable; and

(b)	it will not make any offer, issue, grant or distribution or take any action the effect of which would be to reduce the Exercise Price below the par value of the Shares of the Issuer.

(c)	the Issuer undertakes to the Warrantholders that upon the exercise of any Warrant it will take all steps which are necessary to ensure that the Shares issued on exercise of that Warrant are admitted to list on the Relevant Stock Exchange (as the case may be) and, subject to any restrictions on transfer prior to the registration of the shares contemplated by the registration rights can at all times be offered, transferred and sold on the Relevant Stock Exchange. Notwithstanding the above, the registration rights of any holder of a Warrant shall not be exercisable within the 12-month period after the Issue Date.

6	Original Document

6.1	Deposit

This Instrument shall be deposited with and held by or to the order of each Initial Warrantholder for so long as any Warrant remains unexercised and for so long thereafter as any claim made against the Issuer by any Warrantholder in relation to the Warrants or this Instrument shall not have been finally adjudicated, settled or discharged.

6.2	Production of Instrument

The Issuer hereby acknowledges the right of every Warrantholder to the production of this Instrument.

7	Suit by Warrantholders

7.1	Benefit of Obligations

The Issuer hereby acknowledges and covenants that the benefit of the covenants, obligations and conditions on its part or binding upon it contained in this Instrument shall enure to each and every Warrantholder.

7.2	Enforcement

At any time after the Issuer has not performed or complied with the terms of the Warrants or this Instrument, the Majority Warrantholders may, at their sole discretion and without further notice, take such actions or proceedings against the Issuer as they may think fit to enforce the provisions of the Warrants, the Transaction Documents and the Security Documents. The

Majority Warrantholders shall not be required to have regard to the interests of the Warrantholders as a class and shall not have regard to the consequences of such exercise for individual Warrantholders. No Warrantholder may proceed directly against the Issuer unless with the prior written consent of the Majority Warrantholders.

8	Warrantholders’ Resolutions and Modification

8.1	Warrantholder Actions

Any modification or amendment to this Instrument, the Warrants, or any waiver or authorisation of any breach by the Issuer of the Warrants may only be effected after being approved by the Majority Warrantholders in writing, provided that if such modification, amendment, waiver or authorisation is in connection with the Exercise Rights, Exercise Price, Condition 10.2 or this proviso, approval by all Warrantholders in writing shall be required.

8.2	Notice

In the event of any modification, amendment, waiver or authorisation in accordance with Clause 8(a), the Issuer will procure that the Warrantholders be notified of the same in accordance with Condition 13, as soon as practicable thereafter.

9	Communications

Any notice to the Issuer shall be by letter sent by post or courier or by fax to:

China Metro-Rural Holdings Limited

Suite 2204, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.: (852) 2111 1890

Attention: Ms. Chris Fan

Notices will be deemed delivered, in the case of a notice sent by post, on the seventh business day in Hong Kong after posting; in the case of a notice sent by courier, at the time of delivery; or in the case of a notice sent by fax, upon receipt of a successful transmission receipt.

10	Governing Law and Jurisdiction

10.1	This Instrument, the Warrants and the Subsidiary Guarantee shall be governed by and construed in accordance with the laws of Hong Kong.

10.2	The Issuer irrevocably agrees that the courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Instrument, the Subsidiary Guarantee or the Warrants and that accordingly any legal action or proceedings arising out of or in connection with this Instrument, the Subsidiary Guarantee or the Warrants (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits, and each of the Subsidiary Guarantors has irrevocably submitted, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is for the benefit of each of the Warrantholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

10.3	The Issuer agrees, and each of the Subsidiary Guarantors has agreed, that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to it at its principal place of business in Hong Kong, currently at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Hong Kong. If the Issuer or any of the Subsidiary Guarantors ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Warrantholders of such appointment, and, failing such appointment within fifteen days, any Warrantholder shall be entitled to appoint such a person by notice to the Issuer or the relevant Subsidiary Guarantor (as the case may be) and the other Warrantholders (at the Issuer’s or relevant Subsidiary Guarantor’s expense, as the case may be). Nothing in this Clause 10.3 shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 1

Form of Definitive Warrant

[On the face of the Warrant:]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES TO BE ISSUED UPON THEIR EXERCISE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Certificate Number: [•]

6,000,000 Registered Warrants to Subscribe for

6,000,000 Shares of US$0.001 each in the share capital of

CHINA METRO-RURAL HOLDINGS LIMITED

(incorporated in the British Virgin Islands with limited liability)

China Metro-Rural Holdings Limited (the “Issuer”) HEREBY CERTIFIES that WILLIS PLUS LIMITED of Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands is/are, at the date hereof, entered in the register of Warrantholders as the holder of 6,000,000 Warrants and is entitled, upon and subject to the conditions set out below and on the face and reverse of this certificate, at any time during the Exercise Period (as defined in Condition 4(c)), to subscribe for one fully paid and non-assessable ordinary shares of par value US$0.001 each (the “Shares”) of the Issuer per Warrant (as such entitlement to delivery of Shares per Warrant may be adjusted in accordance with Condition 6(a)) at the Exercise Price in effect on the Exercise Date.

This Warrant is issued subject to and with the benefit of an Instrument (the “Instrument”) by way of deed poll dated [•] 2012 and executed by the Issuer which is enforceable severally by each Warrantholder (as defined in the Instrument) against the Issuer insofar as each such Warrantholder’s Warrants are concerned. The Instrument is and will be held by or to the order of the Initial

Warrantholders and copies thereof are and will be available for inspection, and copies thereof may be obtained, by Warrantholders at the principal place of business in Hong Kong for the time being of the Issuer and at the specified office of the Registrar, in each case for so long as any Warrant remains unexercised and for so long thereafter as any claim made against the Issuer by any Warrantholder in relation to the Warrants or the Instrument shall not have been finally adjudicated, settled or discharged. The Issuer hereby acknowledges the right of every Warrantholder to the production of the Instrument. Warrantholders will be deemed to have notice of all the provisions contained in the Instrument.

Any reference to the “Conditions” is to the terms and conditions of the Warrants set out in the reverse of this certificate and any reference herein to a particular numbered Condition shall be construed accordingly.

Unless otherwise defined herein or the context otherwise requires, words and expressions defined in the Conditions shall bear the same meaning when used in this Warrant and the interpretation provisions in clause 1.2 of the Instrument shall apply to this Warrant and the Conditions mutatis and mutandis.

This Warrant is evidence of entitlement only. Title to the Warrants passes only on due registration on the register of Warrantholders.

This Warrant shall not be valid for any purpose until this Warrant has been executed by the Issuer and authenticated for and on behalf of the Registrar.

This Warrant is governed by, and shall be construed in accordance with, the laws of Hong Kong.

In witness whereof, whereof the Issuer has caused this Warrant to be executed as a deed.

This deed is delivered the day and year set out below.

Dated [•] 2012

The COMMON SEAL of	)
CHINA METRO-RURAL HOLDINGS LIMITED	)
was affixed in the presence of:	)

Certificate of Authentication

Certified that the above-named holder(s) is/are at the date hereof entered in the register of Warrantholders as holder(s) of the above-mentioned number of Warrants with identifying numbers:

_________________________

_________________________

_________________________

_________________________

Butterfield Fulcrum Group (Cayman) Limited as Registrar

(without warranty, recourse or liability)

By:
Authorised Signatory

Dated:

On the reverse of the Certificate:

TERMS AND CONDITIONS

[As set out in Schedule 2]

Form of Transfer

FOR VALUE RECEIVED the undersigned hereby transfers to

(Please Print or Typewrite Name, Address, Telephone and Facsimile Numbers and Email Address of Transferee)

___________ of the Warrants in respect of which this certificate is issued, and all rights in respect thereof.

The undersigned hereby confirms that the transfer is not made pursuant to underwritten offering of arrangement similar arrangement (within the meaning of the Securities Act).

The undersigned hereby requests that a Certificate evidencing the Warrants not so transferred be issued in our name and be made available for collection at the specified office of the Issuer / despatched (at my/our risk) to the person whose name and address is given below and in the manner specified below in accordance with Condition 3(c).

Name:
Address:

Dated:
Signed by:
Certifying Signature

Name (Printed Form):

The undersigned hereby confirm to take the transfer of ____________ of the Warrants and undertake in favour of the Issuer that no transfer of the Warrants or shares which may be issued upon exercise of subscription rights attached to the Warrants will be made by way of underwritten offering or arrangement similar arrangement (within the meaning of the Securities Act).

Name:
Address:

Dated:
Signed by:
Certifying Signature

Name (Printed Form):

Notes:

(i)	A representative of the Warrantholder should state the capacity in which he signs, e.g. executor.

(ii)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner the Issuer may reasonably require.

(iii)	This form of transfer should be dated as of the date it is deposited with the Issuer.

(iv)	Transfers of the Warrants are subject to the restrictions set out in Condition 3 and Schedule 4.

SCHEDULE 2

Terms and Conditions of the Warrants

China Metro-Rural Holdings Limited (the “Issuer”) has authorised the issuance of 6,000,000 warrants (the “Warrants”) to subscribe for 6,000,000 Shares of the Issuer pursuant to the terms of an Instrument (the “Instrument”) made by way of deed poll by the Issuer. The issue of the Warrants was authorised by resolutions of the board of directors of the Issuer on 17 July 2012. The Warrants are issued on [•] 2012 (the “Issue Date”). The Warrants are jointly and severally guaranteed initially by M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited and China Focus City (H.K.) Holdings Limited (collectively, the “Subsidiary Guarantors”). The giving of the Subsidiary Guarantee (as defined in Condition 1(B)) was authorised by a resolution of the board of directors of each Subsidiary Guarantor passed on [•] 2012. Copies of the Instrument (including the form of the Warrants) are available for inspection at the principal place of business in Hong Kong of the Issuer and at the specified office of the Registrar (referred to in the Instrument).

1	Status and Guarantee

(A)	Status

The Warrants shall at all times rank pari passu and without any preference or priority among themselves and save for such exceptions as may be provided by mandatory provisions of applicable law shall at all times rank at least equally with all of its other options or warrants exercisable into Shares that are in issue.

The Secured Obligations are secured on a pari passu basis in accordance with, and subject to, the terms of the Security Documents.

(B)	Guarantee

The Subsidiary Guarantors have on a joint and several basis, unconditionally and irrevocably guaranteed the performance of the Issuer’s obligations under the Warrants and the punctual performance of all obligations of the Issuer under the Transaction Documents. Each Subsidiary Guarantor’s obligations in this respect (the “Subsidiary Guarantee” ) are contained in the Subsidiary Deed of Guarantee. The obligations of the Subsidiary Guarantors under the Guarantee shall, rank at least pari passu in priority of payment, with all their other respective present and future direct, unconditional, unsubordinated and unsecured obligations, except any obligation preferred by mandatory provisions of law.

(C)	Definitions

For the purposes of these Conditions:

“Bonds” means the US$60,000,000 14 per cent. convertible bonds due 2017 issued by the Issuer;

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all classes of partnership interests in a partnership, any and all membership interests in a limited liability company, any and all other equivalent ownership interests and any and all warrants, rights or options to purchase any of the foregoing;

“Collateral” means all collateral securing, or purported to be securing, directly or indirectly, the Warrants, the Bonds or the Subsidiary Guarantee pursuant to the Security Documents, and shall initially consist of all of the Capital Stock of each of M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited and China Focus City (H.K.) Holdings Limited and 85 per cent. of the Capital Stock of China Metro-Rural Development Limited;;

“Group” means the Issuer and its Subsidiaries from time to time and “Group Company” means any one of them.

“Registration Rights Agreement” means the registration rights agreement dated [•] 2012 entered into between the Issuer and Willis Plus Limited;

“Security” means mortgages, charges, pledges, liens or other security interests securing any obligation of any person or any other agreement or arrangement having a similar economic effect;

“Secured Obligations” means the payment and other obligations of the Issuer in connection with the Transaction Documents and the Subsidiary Guarantors’ obligations in connection with the Subsidiary Guarantee;

“Security Documents” means, collectively, the security documents and any other agreements or instruments from time to time that may evidence or create any Security in favour of the Warrantholders in any or all of the Collateral;

“Subscription Agreement” means the subscription agreement dated 24 July 2012 entered into by the Issuer and the investor named therein; and

“Subsidiary Deed of Guarantee” means the deed of guarantee dated [•] 2012 executed by the Subsidiary Guarantors, as amended or supplemented from time to time; and

“Transaction Documents” means the Warrants, the Warrant Instrument, the Subsidiary Deed of Guarantee, the Subscription Agreement, Registration Rights Agreement, the Bonds, the Bond Conditions and the Security Documents.

2	Form and Title

(a)	Form

The Warrants are issued in registered form. A warrant certificate (each a “Certificate”) will be issued to each Warrantholder in respect of its registered holding of Warrants. Each Warrant and each Certificate will be numbered serially with a certificate which will be recorded on the relevant Certificate and in the register of Warrantholders (the “Register”) which the Issuer will procure to be kept by the Registrar in accordance with Condition 3(a).

(b)	Title

Title to the Warrants passes only by transfer and registration in the Register as described in Condition 3. The holder of any Warrant will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Conditions, “Warrantholder” and (in relation to a Warrant) “holder” means the person in whose name a Warrant is registered.

3	Transfers of Warrants; Issue of Certificates

(a)	Register

The Issuer will cause the Register to be kept at the specified office of the Registrar outside Hong Kong and the United Kingdom (currently at Butterfield House, 68 Fort Street, PO Box 609, Grand Cayman KY1-1107, Cayman Islands, and, upon any change to such Registrar or its specified office, the Issuer shall promptly give notice in writing to the Warrantholders in accordance with Condition 13 and the term “Registrar” and the “specified office” in respect of the Registrar shall be construed accordingly) on which shall be entered in respect of each Warrantholder (a) its name and address; (b) the telephone and facsimile numbers of the relevant contact persons for such Warrantholder; (c) the names of its authorised signatories, and (d) the particulars of the Warrants held by it and the details of all transfers of the Warrants. A Warrantholder may change such details by notice to the Issuer. Each Warrantholder shall be entitled to receive only one Certificate in respect of its entire holding of Warrants.

(b)	Transfer

Subject to Conditions 3(e) and 3(f), the Warrants are freely transferable and any transfer of a Warrant may be effected by delivery of the Certificate issued in respect of that Warrant with the form of transfer on the back (“Form of Transfer”) duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of the Issuer (currently at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon) and, upon any change to such specified office, the Issuer shall promptly give notice in writing to the Warrantholders in accordance with Condition 13 and the term “specified office” in respect of the Issuer shall be construed accordingly). The Registrar shall promptly register such transfer outside of Hong Kong and the United Kingdom upon compliance with the foregoing provision. No transfer of a Warrant will be valid unless and until entered on the Register. A Warrant may be registered only in the name of, and transferred only to, a named person (or persons not exceeding two in number)

(c)	Delivery of New Certificates

Each new Certificate to be issued upon a transfer or exercise of Warrants will, within ten business days of receipt by the Issuer of the original Certificate and the Form of Transfer duly completed and signed, be issued and made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder entitled to the Warrants (but free of charge to the holder and at the Issuer’s expense) to the address specified in the Form of Transfer.

Where only some of the Warrants in respect of which a Certificate is issued are to be transferred or exercised, a new Certificate in respect of the Warrants not so transferred or exercised will, within ten business days of delivery of the original Certificate to the Registrar, be made available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, be mailed by uninsured mail at the risk of the holder of the Warrants not so transferred or exercised (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

(d)	Formalities Free of Charge

Registration of a transfer of Warrants and issuance of new Certificates will be effected without charge by the Registrar, but subject to (a) payment (or the giving of such indemnity as the Registrar may require) in respect of any tax, duties or other governmental charges which may be imposed in relation to such transfer, (b) the Registrar being satisfied with the documents of title and/or identity of the person making the application and (c) such regulations as the Issuer may from time to time agree with the Registrar concerning transfers of Warrants have been complied with.

(e)	Closed Period

No Warrantholder may require the transfer of a Warrant to be registered after an Exercise Notice (as defined in Condition 5(a)(i)) has been delivered with respect to such Warrant pursuant to Condition 5(a)(i).

(f)	Regulations

All transfers of Warrants and entries on the Register will be made subject to the detailed regulations concerning transfer of Warrants scheduled to the Instrument. The regulations may be changed by the Issuer, with the prior written approval of the Majority Warrantholders and the Registrar. A copy of the current regulations will be mailed (free of charge and at the expense of the Issuer) by the Registrar to any Warrantholder upon request.

(g)	Definitions

For the purposes of this Condition 3, a “business day” shall mean a day (other than a Saturday or Sunday) on which commercial banks are open for business in the cities in which the specified office of the Registrar and the Issuer, with whom a Certificate is deposited in connection with a transfer or exercise, is located.

4	Exercise Right

(a)	Exercise Right

Each Warrant entitles the holder thereof to subscribe, at the option of the holder by way of exercise of the Warrant at any time during the Exercise Period, at the Exercise Price (as adjusted in accordance with Condition 6), in the manner set forth in Condition 5 and otherwise on the terms and subject to this Condition 4, for one fully-paid and non-assessable Share only.

(b)	Exercise Price

The holder for the time being of each Warrant will have the right, by way of exercise of the Exercise Right attaching to such Warrant, at any time during the Exercise Period, to subscribe for one Share at an initial price of US$ 1.2973 per Share (the “Exercise Price”) or such adjusted US dollar amount as, in accordance with Condition 6, is applicable (disregarding any retroactive adjustment not then reflected in the Exercise Price, but without prejudice to the Issuer’s obligations in respect thereof) on the Exercise Date (as defined in Condition 5(d)).

An Exercise Right may only be exercised in respect of one or more Warrants. If more than one Warrant held by the same holder is exercised at any one time by the same holder, the number of Shares to be issued upon such exercise will be calculated on the basis of the aggregate number of the Warrants to be exercised.

(c)	Exercise Period

Subject to and upon compliance with the provisions of these Conditions, the Exercise Right attaching to any Warrant may be exercised, at the option of the holder thereof, at any time on and after the first anniversary of the Issue Date and up to the close of business (at the place where the Certificate evidencing such Warrant is deposited for exercise) on the seventh day prior to the fifth anniversary after the Issue Date (but in no event thereafter) (the “Exercise Period”).

(d)	Meaning of “Shares”

As used in these Conditions, the expression “Shares” means ordinary shares of par value US$0.001 each of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Issuer.

5	Procedure for Exercise of Warrants

(a)	Exercise Procedure

To exercise the Exercise Right attaching to a Warrant, the Warrantholder must complete, execute and deliver at his own expense between 9:00 a.m. and 3:00 p.m. (local time in the specified office of the Issuer) on any business day (in the place of the specified office of the Issuer) during the Exercise Period at the specified office of the Issuer a duly completed and signed notice of exercise, the initial form of which is set out in Schedule 3 of the Instrument (the “Exercise Notice”), together with the relevant Certificate. All payments following an exercise of the Exercise Rights shall subject in each case to any applicable fiscal or other laws or regulations applicable in the place of payment (which for the purpose of these Conditions shall at all times be deemed to be New York City).

If such delivery is made after 3:00 p.m. (local time in the specified office of the Issuer) on any business day (in the place of the specified office of the Issuer) during the Exercise Period, such delivery shall be deemed for all purposes of these Conditions to have been made on the next following such business day.

An Exercise Notice, once given, will unless otherwise provided for in these Conditions be irrevocable and shall not be withdrawn unless the Issuer consents in writing to such withdrawal, in which case the Exercise Right attaching to such Warrant shall revive.

The exercise date in respect of an Warrant (the “Exercise Date”) must fall at a time when the Exercise Right attaching to that Warrant is expressed in these Conditions to be exercisable and will be deemed to be the Stock Exchange Business Day immediately following the date of the surrender of the Certificate in respect of such Warrant and delivery of such Exercise Notice to the Issuer in accordance with Condition 5(a)(i) together, if applicable, with any indemnity given under the terms of these Conditions in connection with the exercise of such Exercise Right.

(b)	Cashless Exercise

Notwithstanding anything to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the resale of the Shares that are the subject of the Exercise Notice is not available or effective for the resale of such Shares, the Warrantholder may, in its sole discretion, exercise the Exercise Right in respect of one or more Warrants and, in lieu of making the cash payment otherwise contemplated to be made to the Issuer upon such exercise in payment of the Exercise Price, elect in the Exercise Notice to instead receive upon such exercise the “Net Number” of Shares determined according to the following formula (a “Cashless Exercise”):

Net Number =	(A x B) - (A x C)
B

For the purposes of the foregoing formula:

A	is the relevant aggregate number of Shares issuable upon exercise of the Exercise Right in respect of one or more Warrants;

B	the Current Market Price per Share on the date of the Exercise Notice; and

C	the Exercise Price then in effect at the time of such exercise of the Exercise Right.

provided that no fractional shares shall be required to be issued by the Issuer.

Notwithstanding the above, the Issuer may elect to pay cash instead of allotment and issue of the Net Number of Shares to the Warrantholder who has exercised Cashless Exercise. If the Issuer so elect to pay cash in lieu of Next Number of Shares, the payment shall be determined according to the following formula.

Cash payment = A x (B – C)

If any doubt shall arise as to determination of the Net Number or the Cash Payment, and following consultation between the Issuer and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Issuer, the Warrantholders and the Registrar, save in the case of manifest error.

(c)	Expenses

The Issuer will pay all Taxes and expenses arising from the issue of Shares upon any exercise of the Exercise Rights as required under Clause 3 of the Instrument.

(d)	Issue of Shares

(i)	Following a valid exercise of any Exercise Right by a Warrantholder:

(a)	the Issuer shall as soon as practicable, and in any event not later than seven Stock Exchange Business Days after the Exercise Date and upon the Warrantholder’s compliance with Conditions 5(a) and Clause 3 of the Instrument provided that such exercise occurs on or after the commencement of the Exercise Period, register the person or persons designated for the purpose in the Exercise Notice as holder(s) of the relevant number of Shares in the Issuer’s share register and will, (x) provided that the transfer agent of the Issuer (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and provided at such time that the Share are eligible for such program, credit such aggregate number of Shares to which the Warrantholder shall be entitled to the Warrantholder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, will cause its branch share registrar in New York to mail (at the risk, and if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Warrantholder or its designee, for the number of Shares to which the Warrantholder or its designee shall be entitled, together (in either case) with any other securities, property or cash required to be delivered upon exercise and such assignments and other documents (if any) as may be required by law to effect the transfer thereof, in which case a single share certificate will be issued in respect of all Shares issued on exercise of Warrants subject to the same Exercise Notice and which are to be registered in the same name. Unless the exercising Warrantholder certifies that (i) it is not an affiliate (as defined in Rule 144 under the Securities Act) and has not been an affiliate of the Issuer in the last three months preceding the conversion and (ii) it has been holding the Warrant to be converted for at least one year, the following legend will be added on the face of the share certificate delivered to the Warrantholder:

“The Shares represented by this certificate are restricted securities which may not be sold or transferred absent registration under the US Securities Act or an exemption from registration”; and

(b)

(only in the case of an exercise which is not a Cashless Exercise) against such credit or delivery by the Issuer, such Warrantholder shall pay or cause to be paid to the Issuer the aggregate Exercise Price in respect of the Warrants exercised (rounded to the nearest US$0.01, if necessary, with half a cent being rounded upwards) by transfer to an United States dollar account maintained by the Issuer with a bank in Hong Kong or New York City (currently HSBC at 1

Queen’s Road Central Hong Kong (SWIFT Code: HSBCHKHHHKH) and with an account name CHINA METRO-RURAL HOLDINGS LIMITED and an account number of 580-287555-274 and, upon any change to such account, the Issuer shall promptly give notice in writing to the Warrantholders in accordance with Condition 13) and evidence of such payment shall be satisfied by providing the Issuer with a copy of the relevant irrevocable payment instruction in respect of such payment.

The exercise of the Exercise Right shall be deemed to be completed only upon completion of all required actions of the Issuer and the Warrantholder in accordance with this Condition 5.

(ii)	The obligations of the Issuer and such Warrantholder under this Condition 5(d) in respect of any exercise of Exercise Rights by such Warrantholder by shall be fulfilled on or before 5.00 p.m. (New York City time) on the third Stock Exchange Business Day after the Exercise Date, or such later as the Issuer and such Warrantholder may agree (the “Registration Date”).

(iii)	For the purpose of these Conditions, “Stock Exchange Business Day” means any day (other than a Saturday or Sunday) on which the Relevant Stock Exchange (the “NYSE MKT”) is open for the business of dealing in securities and “Relevant Stock Exchange” means at any time, in respect of the Shares, the NYSE MKT or, if they are not at that time listed and traded on the NYSE MKT, such other internationally recognised stock exchange as agreed in writing by the Majority Warrantholders.

(iv)	The Issuer shall ensure that, with effect from the Registration Date, the person or persons specified for that purpose in the Exercise Notice will become the holder of record of the number of Shares issuable upon exercise and are registered as such in the Issuer’s register of members. The Shares issued upon exercise of Exercise Rights will be fully-paid and in all respects rank pari passu with the fully-paid Shares in issue on the relevant Registration Date and except that such Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record or other due date for the establishment of entitlement for which falls prior to the relevant Registration Date. The crediting of the required number of Shares to the relevant securities account of the exercising Warrantholder will be deemed to satisfy all of the Issuer’s obligations under the Warrants.

(v)	If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Exercise Date in respect of any Warrant, but before the Registration Date (disregarding any retroactive adjustment of the Exercise Price referred to in this Condition 5(d) prior to the time such retroactive adjustment shall have become effective), the Issuer will calculate and pay to the exercising Warrantholder or his designee the amount in US dollars (the “Equivalent Amount”) equal to such dividend or the Fair Market Value (as defined below) of such other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than three Stock Exchange Business Days thereafter. The Equivalent Amount shall be paid by means of a US dollar cheque drawn on, or by a transfer to a US dollar account maintained by the payee with, a bank in Hong Kong or New York City, in accordance with the instructions given by the relevant Warrantholder in the Exercise Notice provided that if the Equivalent Amount for any Warrantholder is less than US$10, such Equivalent Amount is not required to be given to the Warrantholder but shall be retained for the benefit of the Issuer.

(vi)	If the Exercise Date in relation to any Warrant shall be on or after a date with effect from which an adjustment to the Exercise Price takes retroactive effect pursuant to any of the provisions referred to in Condition 6 and the relevant Exercise Date falls on a date when the relevant adjustment has not yet been reflected in the then current Exercise Price, the Issuer will pay to the exercising Warrantholder or his designee the amount in US dollars equal to the difference between the current Exercise Price and the adjusted Exercise Price (disregarding the fact that it becomes effective retroactively) and will make the payment as soon as practicable and in any event not later than three Stock Exchange Business Days after the relevant adjustment has been reflected in the Exercise Price.

6	Adjustments to Exercise Price

(a)	The Exercise Price will be subject to adjustment as follows:

(1)	Consolidation, Reclassification or Subdivision:

Adjustment: If and whenever there shall be a consolidation, reclassification or subdivision in relation to the Shares, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such consolidation, reclassification or subdivision by the following fraction:

A

B

where:

A	is the aggregate number of Shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B	is the aggregate number of Shares in issue immediately after such consolidation, reclassification or subdivision, as the case may be.

Effective Date of Adjustment: Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.

(2)	Capitalisation of Profits or Reserves:

(i)	Adjustment: If and whenever the Issuer shall issue any Shares credited as fully paid to the holders of Shares (the “Shareholders”) by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) including, Shares paid out of distributable profits or reserves and/or share premium account or capital redemption reserve (except any Scrip Dividend) and which would not have constituted a Capital Distribution (as defined in Condition 6(b), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such issue by the following fraction:

A

B

where:

A	is the aggregate number of Shares in issue immediately before such issue; and

B	is the aggregate number of Shares in issue immediately after such issue.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares, or if a record date is fixed therefor, immediately after such record date.

(ii)	Adjustment: In the case of an issue of Shares by way of a Scrip Dividend where the aggregate Current Market Price (as defined in Condition 6(b)) on the date of announcement of the terms of the issue of such Shares multiplied by the number of such Shares issued exceeds the amount of the Relevant Cash Dividend (as defined in Condition 6(b)) or the relevant part thereof and which could not have constituted a Capital Distribution, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before the issue of such Shares by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such Scrip Dividend;

B	is the aggregate number of Shares which the Relevant Cash Dividend would purchase at such Current Market Price; and

C	is the aggregate number of Shares issued pursuant to such Scrip Dividend;

or by making such other adjustment to the Exercise Price to give effect to the foregoing, as an Independent Investment Bank shall certify to the Warrantholders is fair and reasonable.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(3)	Capital Distributions:

Adjustment: If and whenever the Issuer shall pay or make any Capital Distribution to the Shareholders (except to the extent that the Exercise Price falls to be adjusted under Condition 6(a)(2) above), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such Capital Distribution by the following fraction::

A – B

   A

where:

A	is the Current Market Price (as defined in Condition 6(b)) of one Share on the date that the Capital Distribution is publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the Capital Distribution attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date that such Capital Distribution is actually made or if a record date is fixed therefor, immediately after such record date.

For the avoidance of doubt, when the Capital Distribution is by means of a distribution of a cash dividend, only such portion of the cash dividend which exceeds the Reference Amount (the “excess portion”) shall be regarded as a Capital Distribution and only the excess portion shall be taken into account in determining the Fair Market Value of the portion of the Capital Distribution attributable to one Share.

In making any calculations for the purposes of this Condition 6(a)(3), such adjustments (if any) shall be made as an Independent Investment Bank may determine in good faith to be appropriate to reflect (i) any consolidation or sub-division of any Shares or the issue of Shares by way of capitalisation of profits or reserves (or any like or similar event) or any increase in the number of Shares in issue in relation to the fiscal year of the Issuer in question, or (ii) any change in the fiscal year of the Issuer, or (iii) any adjustment to the Exercise Price made in the fiscal year of the Issuer in question.

(4)	Rights Issues of Shares or Warrants over Shares:

Adjustment: If and whenever the Issuer shall issue Shares to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares or any securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Shares (or shall grant any such rights in respect of existing securities so issued), in each case at a price per Share which is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of the issue or grant of such Shares, options, warrants or other rights (and notwithstanding that the relevant issue may be or be expressed to be subject to Shareholder or other approvals or consents or other contingency or event occurring or not occurring), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately prior to such issue or grant by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such announcement;

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares issued by way of rights, or for the securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof would purchase at such Current Market Price per Share; and

C	is the aggregate number of Shares issued or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be).

(5)	Rights Issues of Other Securities:

Adjustment: If and whenever the Issuer shall issue securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares) to all or substantially all Shareholders as a class by way of rights, or shall issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such issue or grant by the following fraction:

A – B

   A

where:

A	is the Current Market Price of one Share on the date on which such issue or grant is publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of the securities, or issue or grant of such rights, options or warrants (as the case may be).

(6)	Issues at less than Current Market Price:

Adjustment: If and whenever the Issuer shall: issue (otherwise than as mentioned in Condition 6(a)(4)) any Shares (other than Shares issued on the exercise of Exercise Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, or purchase of Shares) issue or grant

(otherwise than as mentioned in Condition 6(a)(4)) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares (other than the Warrants), in each case at a price per Share which is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of such issue or grant, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such issue by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before the issue of such additional Shares or the issue or grant of such options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares;

B	is the number of Shares which the aggregate consideration (if any) receivable for the issue of such additional Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Share; and

C	is the number of Shares issued pursuant to such issue of such Shares or, as the case may be, the maximum number of Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or other rights.

(7)	Other Issues at less than Current Market Price:

Adjustment: Save in the case of an issue of Shares or securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition 6(a)(7), if and whenever the Issuer or any of its Subsidiaries (otherwise than as mentioned in Conditions 6(a)(4), 6(a)(5) or 6(a)(6)), or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries), any other company, person or entity shall issue any securities (other than the Warrants) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Shares to be issued by the Issuer on conversion, exchange, subscription, purchase or acquisition(or shall grant any such rights in respect of existing securities so issued) or securities which by their terms shall be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95% of the Current Market Price per Share on the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such issue or grant by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for Shares which have been issued, purchased or acquired by the Issuer or any of its Subsidiaries (or at the direction or request or pursuant to any arrangements with the Issuer or any of its Subsidiaries) for the purposes of or in connection with such issue, less the number of such Shares so issued, purchased or acquired);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

C	is the maximum number of Shares to be issued or otherwise made available on conversion or exchange of such securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares which may be issued or arise from any such redesignation;

provided that if at the time of issue of the relevant securities or date of grant of such rights (as used in this Condition 6(a)(7), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event (in each case without condition) at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided), then for the purposes of this Condition 6(a)(7), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Effective Date of Adjustment: Such adjustment shall become effective on the date of issue of such securities or, as the case may be, the grant of such rights.

(8)	Modification of Rights of Conversion etc.:

Adjustment: If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities (other than the Warrants) as are mentioned in Condition 6(a)(7) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities upon issue) so that following such modification the consideration per Share (for the number of Shares available on conversion, exchange, subscription, purchase or acquisition following the modification) receivable has been reduced and is less than 95% of the Current Market Price per Share on the date of the first public announcement of the proposals for such modification, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately prior to such modification by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for, or purchase or acquisition of, Shares which have been issued, purchased or acquired by the Issuer or any of its Subsidiaries (or at the direction or request or pursuant to any arrangements with the Issuer or any of its Subsidiaries) for the purposes of or in connection with such securities, less the number of such Shares so issued, purchased or acquired);

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such securities; and

C	is the maximum number of Shares which may be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit in such manner as an Independent Investment Bank shall consider appropriate (if at all) for any previous adjustment under this Condition 6(a)(8) or Condition 6(a)(7).

provided that if at the time of such modification (as used in this Condition 6(a)(8), the “Specified Date”) such number of Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event (in each case without condition) at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or at such other time as may be provided), then for the purposes of this Condition 6(a)(8), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on the Specified Date.

Effective Date of Adjustment: Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(9)	Other Offers to Shareholders:

Adjustment: If and whenever the Issuer or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries) any other company, person or entity issues or sells any securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exercise Price falls to be adjusted under Conditions 6(a)(2), 6(a)(3), 6(a)(4), 6(a)(5), 6(a)(6), 6(a)(7) (or, where applicable, would fall to be so adjusted if the relevant issue or grant was at less than the Current Market Price per Share on the relevant Trading Day)), the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately before such issue or sale by the following fraction:

A - B

   A

where:

A	is the Current Market Price of one Share on the date on which such issue is first publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of rights attributable to one Share.

Effective Date of Adjustment: Such adjustment shall become effective on the first date of issue of the securities.

(10)	Other Events:

Adjustment: If the Issuer reasonably determines that an adjustment should be made to the Exercise Price as a result of one or more circumstances not referred to in this Condition 6(a) (even if the relevant circumstance is specifically excluded from the operation of Conditions 6(a)(1) to (9)), the Issuer shall, at its own expense, request an Independent Investment Bank to determine as soon as practicable what adjustment (if any) to the Exercise Price is fair and reasonable to take account thereof, and the date on which such adjustment (if any) should take effect and upon such determination by the Independent Investment Bank such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the events or circumstances giving rise to any adjustment pursuant to this Condition 6 have already resulted or will result in an adjustment to the Exercise Price or where the circumstances giving rise to any adjustment arise by virtue of events or circumstances which have already given rise or will give rise to an adjustment to the Exercise Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6 as may be advised by the Independent Investment Bank to be in its opinion appropriate to give the intended result.

(b)	Adjustment upon Discounted New Issue:

(i)	Without prejudice to Condition 6(a), if the Issuer shall, at any time or from time to time prior to full exercise of the Warrants, issue or sell any Shares or any options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares or any other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, any Shares (each referred to as “Equity Securities”) at a price per Share (“New Issue Price”) that is less than 95% of the Exercise Price then in effect as of the record date or issue date of such Equity Securities, as the case may be (treating the price per Share, in the case of the issuance of any Equity Securities (other than Shares), as equal to (x) the sum of the price for such Equity Securities plus any additional consideration receivable (without regard to any anti-dilution adjustments) upon the subscription, conversion, exchange or exercise of such Equity Securities divided by (y) the number of Shares initially underlying such Equity Securities), the Exercise Price then in effect shall be adjusted to be at least equal to the New Issue Price.

Such adjustment shall be made whenever such Equity Securities are issued, and shall become effective (x) in the case of an issuance to Shareholders, as such, on the first day immediately following the record date for the determination of Shareholders entitled to receive such Equity Securities and (y) in all other cases, on the date of such issuance; provided, however, that the determination as to whether an adjustment is required to be made pursuant to this Condition 6(b) shall be made upon the issuance of Equity Securities, and not upon the issuance of any security into which the Equity Securities convert, exchange or may be exercised.

If at any time any Equity Securities or any rights or options to purchase any Equity Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Issuer therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Issuer in connection therewith. If Equity Securities or any rights or options to purchase any Equity Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Issuer shall be deemed to be the Fair Market Value of such consideration, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Issuer in connection therewith.

(ii)	Without prejudice to Condition 6, if, at any time or from time to time prior to full exercise of the Warrants, there shall be any modification or change of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such Equity Securities (whether or not it is in accordance with the terms (including terms as to adjustment) applicable to such Equity Securities upon issue or otherwise) so that following such modification or change the consideration per Share receivable (the “Modified Price”) has been reduced and is less than the Exercise Price then in effect on the date of such modification or change, the Exercise Price in effect shall be adjusted to be at least equal to the Modified Price.

(c)	For the purposes of these Conditions:

“Capital Distribution” means (i) any distribution of assets in specie by the Issuer for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes without limitation an issue of Shares or other securities credited as fully or partly paid (other than Shares credited as fully paid to the extent that an adjustment to the Exercise Price is made in respect thereof under Condition 6(a)(2)(i)) by way of capitalisation of reserves, but excludes a Scrip Dividend adjusted for under Condition 6(a)(2)(ii)); and (ii) any cash dividend or distribution (including, without limitation, the Relevant Cash Dividend of a Scrip Dividend and a distribution or payment to holders upon or in connection with a reduction of capital) of any kind by the Issuer for any financial period whenever paid and however described, unless (and only to the extent that) (a) it comprises a purchase or redemption of Shares by or on behalf of the Issuer, where the Volume Weighted Average Price on any one day in respect of such purchases does not exceed the Current Market Price of the Shares by more than 5%, or (b) it does not, when taken together with any other cash dividend or distribution previously made or paid in respect of the same fiscal year, exceed the Reference Amount;

“Current Market Price” means, in respect of a Share on a particular date, the average of the Volume Weighted Average Prices for one Share (being a Share carrying a full entitlement to dividends) for the 30 consecutive Trading Days ending on and including the Trading Day immediately preceding such date; provided that if at any time during the said 30 Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(iii)	if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to that dividend per Share as recorded in the books of the Issuer; or

(iv)	if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by the that dividend per Share as recorded in the books of the Issuer;

and provided further that if the Shares on each of the said 30 Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share;

“Fair Market Value” means, with respect to any assets, distribution, security, option, warrant or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Investment Bank provided that (i) where non US dollars cash is distributed, the fair market value of cash amount should be the US dollar amount as determined by an independent investment Banker; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such Independent Investment Bank) the fair market value of such options, warrants or other rights shall equal the volume-weighted average price of such options, warrants or other rights during the period of five trading days on the relevant stock exchange commencing on the first such trading day on which such options, warrants or other rights are publicly traded; (iii) the fair market value of a non-cash dividend paid or to be paid per share shall be the amount of such non-cash dividend per share determined as at the date of announcement of such dividend and (iv) the fair market value of any other non-cash amount shall be equal to such non-cash amount;

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Issuer (at its own expense) and approved by the Majority Warrantholders, which must not unreasonably delay or withhold approval. If the Issuer fails to select an Independent Investment Bank when required by these Conditions (save for any failure by the Majority Warrantholders to provide approval), the Majority Warrantholders may select the Independent Investment Bank (at the expense of the Issuer);

“Reference Amount” means the lower of:

(i)	on a per Share basis, an amount equal to 25% of the Issuer’s consolidated net profits attributable to the equity holders of the Issuer (after deducting minority interests and tax) as shown in the audited consolidated accounts of the Group for the immediately preceding fiscal year; or

(ii)	6% of the average of the Volume Weighted Average Prices on each Trading Day in the period of 30 Trading Days ending on the Trading Day immediately preceding the date of the first public announcement of the Relevant Dividend provided that if on any such Trading Day the Volume Weighted Average Price shall have been based on a price cum-dividend or cum-any other entitlement, the Volume Weighted Average Price on such Trading Day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such dividend or other entitlement per Share as at the date of the first public announcement of such dividend or entitlement;

“Relevant Cash Dividend” means the aggregate cash dividend or distribution declared by the Issuer including any cash dividend in respect of which there is any Scrip Dividend;

“Scrip Dividend” means any Shares issued in lieu of the whole or any part of any Relevant Cash Dividend being a dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution (and for the avoidance of doubt to the extent that an adjustment is made under Condition 6(a)(3) in respect of the amount by which the Current Market Price of the Shares exceeds the Relevant Cash Dividend or part thereof) under Condition 6(a)(2)(ii)); and

“Trading Day” means a day when the Relevant Stock Exchange or relevant market is open for dealing business and on which Shares or other securities may be dealt in (other than a day on which the Relevant Stock Exchange or relevant market is scheduled to or does close prior to its regular weekday closing time).

7	Provisions Relating to Changes in the Exercise Price

(a)	Rounding and Minor Adjustments

On any adjustment, the relevant Exercise Price, if not an integral multiple of one US cent, shall be rounded down to the nearest US cent provided that no adjustment shall be made to the Exercise Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Exercise Price then in effect. Any adjustment not required to be made, and/or any amount by which the Exercise Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made. Notice of any adjustments shall be given by the Issuer to Warrantholders in accordance with Condition 13 as soon as practicable after their determination.

(b)	Decision of an Independent Investment Bank

If any doubt shall arise as to whether an adjustment falls to be made to the Exercise Price or as to the appropriate adjustment to the Exercise Price, and following consultation between the Issuer and an Independent Investment Bank, a written opinion of such Independent Investment Bank in respect thereof shall be conclusive and binding on the Issuer, the Warrantholders and the Registrar, save in the case of manifest error.

(c)	Minimum Exercise Price

The Exercise Price shall not in any event be reduced to below the par value of the Shares as a result of any adjustment hereunder unless under applicable law then in effect the Warrants may be exercised at such reduced Exercise Price into legally issued, fully paid and non-assessable Shares. The Issuer undertakes that it shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Exercise Price to below such par value or any minimum level permitted by applicable laws or regulations.

(d)	Reference to “fixed”

Any references herein to the date on which a consideration is “fixed” shall, where the consideration is originally expressed by reference to a formula which cannot be expressed as an actual cash amount until a later date, be construed as a reference to the first day on which such actual cash amount can be ascertained.

(e)	Concurrent Adjustments

Where more than one event which gives or may give rise to an adjustment to the Exercise Price occurs within such a short period of time that in the opinion of an Independent Investment Bank the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Investment Bank to be in its opinion appropriate for that purpose to give such intended result.

(f)	Employee share schemes and existing warrants

No adjustment will be made to the Exercise Price:

(a)	when Shares or other securities (including rights, warrants or options) are issued, offered or granted to employees (including directors) of the Issuer or any Subsidiary of the Issuer or any other eligible persons pursuant to any share option scheme or incentive scheme of the Issuer or any Subsidiary provided that the scheme is in compliance with the listing rules of the Relevant Stock Exchange and up to a maximum amount of 10% of the total outstanding issued share capital of the Issuer, or

(b)	under the warrant to purchase ordinary shares issued by the Issuer on 11 May 2011 and 15 August 2011 and the Bonds issued by the Issuer on [•] 2012.

(g)	Upward Adjustment

No adjustment involving an increase in the Exercise Price will be made, except in the case of a consolidation or re-classification of the Shares as referred to in Condition 6(a)(1) above, or where there has been an error in the calculation of the Exercise Price.

(h)	Compliance

The Issuer shall not take any corporate or other action (including, without limitation, the issue of any Shares or other Equity Securities) that would cause the Exercise Price of the Warrants to be adjusted in a manner that contravenes the law of the British Virgin Islands, the applicable laws of the place of the Relevant Stock Exchange or the applicable listing rules of the Relevant Stock Exchange (which as at the Issue Date shall include the rules of the Relevant Stock Exchange). For the avoidance of doubt, a breach of this paragraph shall entitle the Warrantholders to remedies expressly set out in these Conditions only.

(i)	Consideration receivable by the Issuer

For the purpose of any calculation of the consideration receivable pursuant to Condition 6(a)(4), 6(a)(6), 6(a)(7) and 6(a)(8):

(1)	Issue of Shares for Cash: the aggregate consideration receivable for Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith;

(2)

Issue of Shares on Conversion or Exercise of Securities: (1) the aggregate consideration receivable for the Shares to be issued on the conversion or exchange of any securities shall be deemed to be the consideration received or receivable by the Issuer for any such securities and (2) the aggregate consideration receivable for the Shares to be issued on the exercise of rights of subscription attached to any securities shall be deemed to be that part (which may be the whole) of the consideration received or receivable by the Issuer for such securities which is attributed by the Issuer to such rights of subscription or, if no part of such consideration is so attributed, the Fair Market Value of such rights of subscription as at the date of the announcement of the terms of issue of such securities, or, if any such matter being referred to the Independent Investment Bank under Condition 7(b), as determined by an Independent Investment Bank, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received by the Issuer on the conversion or exchange of such securities, or on the exercise of such rights of subscription (the consideration in all such cases to be determined subject to the proviso in Condition 7(i)(1)) and (3) the consideration per Share receivable by the Issuer on the conversion or exchange of, or on the exercise of such rights of subscription attached to, such securities shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) converted into US dollars if such consideration is expressed in a currency other than US dollars at such rate of exchange as may be determined in good faith by an Independent Investment Bank to be the spot rate ruling at the close of business on the date of announcement of the terms of issue of such securities, divided by the number of Shares to be issued on such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(3)	Issue of Shares for non-cash assets: the aggregate consideration for Shares issued for non-cash assets shall be the aggregate Fair Market Value of such assets as determined by the Independent Investment Bank; and

(4)	No adjustment shall be made to the Conversion Price solely as a result of any issue of Shares upon the exercise of the Warrants, the issue of the Bonds and/or any allotment and issue of Shares upon conversion of the Bonds.

(j)	No double counting

If more than one of the provisions of Conditions 6(a)(1)-(9) apply to any single event which would result in more than one adjustment to the Exercise Price being made in respect of the same event, then only the relevant sub-Condition which would result in the largest change being made to the Exercise Price in respect of that event shall apply to the exclusion of the other applicable sub-Conditions.

(k)	Conditional issues, etc:

If any issue, grant or offer of any Shares, securities, options, warrants or any other rights referred to in Conditions 6(a)(1)-(9) is subject to the fulfilment of any conditions and/or rights of termination, the effective date of the relevant adjustment shall be deemed to be the date on which all such conditions have been fulfilled (and/or waived) and/or such termination rights have expired or ceased to be exercisable (as the case may be).

8	No Right As Shareholders

Nothing contained in the Instrument or these Conditions shall be construed as conferring upon the Warrantholders or their transferees the right to vote or to receive dividends or to consent or to receive notice as Shareholders in respect of any meeting of Shareholders for the election of directors of the Issuer or any other matter, or any rights whatsoever as Shareholders of the Issuer. This Condition 8 shall not, however, affect or prejudice the rights and remedies of the Warrantholders under the Instrument and the Warrants.

9	Lapse

Any Warrants in respect of which an Exercise Date has not occurred on or prior to the business day following the expiry of the Exercise Period shall lapse immediately and have no further effect.

10	Purchase and Cancellation of Warrants

10.1 The Issuer, the Subsidiary Guarantors or any of their Subsidiaries may at any time and from time to time purchase Warrants at any price in the open market or otherwise. Such Warrants may, at the option of the Issuer, the Subsidiary Guarantor or the relevant subsidiary, be held, resold or surrendered to the Registrar for cancellation.

All Warrants which are exercised will forthwith be cancelled. Certificates in respect of all Warrants cancelled will be forwarded to or to the order of the Registrar and such Warrants may not be reissued or resold.

10.2	In the event the Company seeks alternate listing on a recognised stock exchange and the listing of the Shares to be issued under the Warrants is not allowed or the listing of the shares would be deferred for reason related to or associated with the Warrants, the Company shall have the right to cancel the Warrants outstanding and allot and issue one ordinary shares of the Company at nil cost every three Warrants to holder of the Warrant as full and final settlement and compensation for such cancellation.

11	Taxation

Subject to Clause 3 of the Instrument, all payments by the Issuer or the Subsidiary Guarantors in respect of the Warrants (if any) or on behalf of the Guarantee shall be made free from any restriction or condition and be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or charges of whatever nature imposed or levied, withheld or assessed by or on behalf of the British Virgin Islands, Hong Kong, the United States or any authority thereof or therein having power to tax (each a “Relevant Jurisdiction”), unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer or the relevant Subsidiary Guarantor, as the case may be, will pay such additional amounts (the “Additional Tax Amounts”) as will result in the receipt by the Warrantholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no Additional Tax Amounts shall be payable in respect of any Warrant:

(i)	to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Warrant by reason of his having some connection with the Relevant Jurisdiction otherwise than merely by holding the Warrant or by the receipt of amounts in respect of the Warrant; or

(ii)	(in the case of a payment of principal) if the Certificate in respect of such Warrant is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days.

For the purposes of this Condition 11, “relevant date” means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Warrantholders on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Warrantholders and cheques despatched or payment made.

If the Issuer or any of the Subsidiary Guarantors becomes subject generally to the taxing jurisdiction of a territory or a taxing authority of or in that territory with power to tax other than or in addition to the British Virgin Islands, Hong Kong, the United States or any such authority of or in such territory then the Issuer will (unless the Majority Warrantholders otherwise agree) give the Warrantholders an undertaking satisfactory to the Majority Warrantholders (acting reasonably) in terms corresponding to the terms of this Condition 9 with the substitution for, or (as the case may require) the addition to, the references in this Condition 9 to the British Virgin Islands, Hong Kong, the United States or of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer or the Subsidiary Guarantors have become so subject. In such event this Condition 11 and the Warrants will be read accordingly.

12	Replacement of Warrants

If the Certificate in respect of any Warrant is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

13	Notices

All notices to Warrantholders shall be validly given if mailed or faxed to them at their respective addresses in the Register. Any such notice shall be deemed to have been given on the seventh day after being mailed or, in the case of a facsimile, upon receipt of a successful transmission report.

14	Governing Law and Jurisdiction

14.1	The Warrants, the Instrument and the Subsidiary Guarantee shall be governed by and construed in accordance with the laws of Hong Kong.

14.2	The Issuer irrevocably agrees that the courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Instrument, the Subsidiary Guarantee or the Warrants and that accordingly any legal action or proceedings arising out of or in connection with the Warrants, the Subsidiary Guarantee or the Instrument (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits, and each of the Subsidiary Guarantors has irrevocably submitted, to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is for the benefit of each of the Warrantholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

14.3	The Issuer agrees, and each of the Subsidiary Guarantors has agreed, that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to it at its principal place of business in Hong Kong, currently at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon. If the Issuer or any of the Subsidiary Guarantors ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Warrantholders of such appointment, and, failing such appointment within fifteen days, any Warrantholder shall be entitled to appoint such person by notice to the Issuer or the relevant Subsidiary Guarantor (as the case may be) and the other Warrantholders (at the Issuer’s or the relevant Subsidiary Guarantor’s expense (as the case may be)). Nothing in this Condition 14.3 shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 3

Exercise Notice

CHINA METRO-RURAL HOLDINGS LIMITED

(Incorporated under the laws of the British Virgin Islands with limited liability)

6,000,000 Warrants

(the “Warrants”)

[Date]

To: China Metro-Rural Holdings Limited (the “Issuer”)

Re: Exercise Notice in relation to the Warrants, constituted by the Certificate issued in respect of the Warrants.

I/We, being the holders of the number of Warrants specified below, hereby irrevocably elect to exercise such Warrants into fully-paid ordinary shares of the Issuer (the “Shares”) with a par value of US$0.001 in accordance with the terms and conditions of the Warrants. Terms used in this Exercise Notice and not otherwise defined have the meanings given to them in the terms and conditions of the Warrants.

1	Identifying numbers of Warrants to be exercised:

Total number of Warrants:

Identifying numbers of the Certificates

deposited in respect of Warrants to be

exercised:

N.B. If necessary, the identifying numbers of the Certificates can be attached separately.

2	Cashless Exercise: Yes/No Exercise Price on Exercise Date (if not a Cashless Exercise):

3	Total number of Shares to be issued per Warrant Certificate:

4	Name(s) and address(es) of person(s) in whose name(s) the Shares required to be delivered on exercise are to be registered:

Name:
Address:
Telephone Number:
Fax Number:

5	I/We hereby request that the Shares be in dematerialised/physical certificate form* and that any certificates together with any other securities, property or cash required to be delivered upon exercise be despatched (at my/our risk) to the person whose name and address is given below and in the manner specified below:

a. Name of Addressee:
Name:
Address:

Manner of dispatch (if other than by ordinary mail):

b

b. DTC Account Number (if Shares in dematerialised form)

Transaction Code Number:

____________________________________

____________________________________

6	I/We hereby request that a Certificate evidencing the Warrants not so exercised be issued in our name and be made available for collection at the specified office of the Issuer/ despatched (at my/our risk) to the person whose name and address is given below and in the manner specified below in accordance with Condition 3(c).

Name:
Address:

Manner of dispatch (if other than by ordinary mail):

7	The Certificates representing the Warrants exercised hereby accompany this Exercise Notice.

8	I/We hereby confirm and undertake that I/We will make all payments as required under Clause 3 of the Instrument. We hereby undertake that no underwritten offering or similar arrangement will be made in respect of the Shares issued pursuant to the exercise of subscription rights attached to the Warrants under this Exercise Notice.

*	(Delete as appropriate)

Name:	Date:

Address:

Signature:

Notes:

(i)	This Exercise Notice will be void unless the introductory details, Sections 1, 2, 3, 4, 5 and (if applicable) 6 are completed.

(ii)	Despatch of share certificates or other securities or property will be made at the risk of the exercising Warrantholder.

(iii)	If an adjustment contemplated by the terms and conditions of the Warrants is required in respect of an exercise of Warrants where additional Shares are to be issued, certificates for the additional Shares deliverable pursuant to such adjustment (together with any other securities, property or cash) will be delivered or despatched in the same manner as for the Shares, other securities, property and cash pursuant to this Exercise Notice.

(iv)	The Exercise Date falls on the Stock Exchange Business Day immediately following the delivery of this Exercise Notice and the surrender of the Certificate of the Warrants, and if applicable, any payment to be made or indemnity given under the Conditions.

(v)	Share certificates may carry a legend indicating that the Shares are restricted securities which may not be sold or transferred absent registration under the US Securities Act or an exemption from registration.

SCHEDULE 4

Regulations Concerning the Transfer and Registration of the Warrants

1	The Warrants are transferable by execution of the Form of Transfer on each Definitive Warrant endorsed (a) the hand of the transferor or, where the transferor is a corporation under its common seal or under the hand of a director or a duly authorised officer in writing, and (b) the hand of the transferee or, where the transferee is a corporation, under its common seal or under the hand of a director or a duly authorised officer in writing. In this Schedule, “transferor” shall where the context permits or requires include joint transferors and be construed accordingly.

2	The Definitive Warrant issued in respect of the Warrant to be transferred must be delivered for registration to the specified office of the Registrar accompanied by such other evidence (including certificates and/or legal opinions) as the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Warrant and his identity and, if the Form of Transfer is executed by some other person on his behalf or in the case of the execution of a Form of Transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The signature of the person effecting a transfer of a Warrant shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may reasonably require.

3	The executors or administrators of a deceased holder of Warrants (not being one of several joint holders) and, in the case of the death of one or more of joint holders, the survivor or survivors of such joint holders, shall be the only persons recognised by the Issuer as having any title to such Warrants.

4	Any person becoming entitled to Warrants in consequence of the death or bankruptcy of the holder of such Warrants may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Registrar may reasonably require (including certificates and/or legal opinions), be registered himself as the holder of such Warrants or, subject to the preceding paragraphs as to transfer, may transfer such Warrants. The Issuer and the Registrar may retain any amount payable upon the Warrants to which any person is so entitled until such person shall be so registered or shall duly transfer the Warrants.

5	Unless otherwise requested by him and agreed by the Issuer, a holder of Warrants shall be entitled to receive only one Definitive Warrant in respect of his holding.

6	The joint holders of a Warrant shall be entitled to one Definitive Warrant only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

7	The Issuer and the Registrar shall make no charge to the holders for the registration of any holding of Warrants or any transfer of Warrants or for the issue of any Warrants or for the delivery of Warrants at the principal place of business in Hong Kong of the Issuer or the specified office of the Registrar to whom the request for registration, transfer or delivery was delivered or by uninsured post to the address specified by the holder. If any holder entitled to receive a Definitive Warrant wishes to have it delivered to him otherwise than at the principal place of business in Hong Kong of the Issuer or the specified office of the Registrar, such delivery shall be made upon his written request to the Registrar, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

8	The Registrar will within ten business days (as defined in Condition 3) of receipt by the Issuer of the original certificate and the Form of Transfer duly completed and signed effect a transfer of the relevant Warrants and (a) make available for collection at the specified office of the Issuer or, if so requested in the Form of Transfer, despatch by uninsured mail at the risk of the holder entitled to the Warrants (but free of charge to the holder and at the Issuer’s expense) to such address specified in the Form of Transfer, a new Definitive Warrant to the transferee in respect of the Warrant or Warrants transferred and (b) in the case of a transfer or exercise of fewer than all the Warrants in respect of which a Definitive Warrant is issued, a new Definitive Warrant in respect of the Warrants not transferred or exercised will be made available for collection at the specified office of the Issuer or despatch by uninsured mail at the risk of the holder entitled to the Warrants (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

9	Notwithstanding any other provisions of the Instrument, the Registrar shall register the transfer of any Warrant only upon presentation of an executed and duly completed form of transfer substantially in the form set forth in the Form of Definitive Warrant in Schedule 1 to this Instrument together with any other documents thereby required.

10	The Issuer (with the prior written approval of the Warrantholders and the Registrar) may promulgate any other regulations (including amending these regulations) that they may deem reasonably necessary for the registration and transfer of the Warrants.

This deed is delivered the day and year first before written.

The Common Seal of	)
CHINA METRO-RURAL HOLDINGS LIMITED	)
was affixed in the presence of:	)